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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 12b-25

                                               Commission File Number 0-22374

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 11-K  [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1996
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                 For the Transition Period Ended:
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
              N/A
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PART I - REGISTRANT INFORMATION

Fidelity National Corporation
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Full Name of Registrant



160 Clairemont Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

Decatur, Georgia 30030
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


         The Office of the Comptroller of the Currency ("OCC") as a function of its oversight of banks examines the financial books and records of Fidelity National Bank ("Bank"). On March 21, 1997, the OCC examiners preliminary informed the Company that they believed the Bank's allowance for loan losses at December 31, 1996 should be substantially increased. The OCC examination is continuing as of this date. The OCC has indicated its examination will be completed by March 28, 1997, at which time the Company will be advised as to the OCC's findings. The Company intends to promptly evaluate the findings and the basis therefore and record adjustments it concludes are appropriate. The company believes that all adjustments resulting from the OCC examination should be reflected in its annual report on Form 10-K which is due on March 31, 1997. However, it will not be possible for the Company to reflect these findings and complete and file its annual report on Form 10-K by the due date of March 31, 1997. Accordingly, the Company files this Form 12B-25 for the extension of 15 calendar days to file its annual report on Form 10-K.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Howard Griffith                    404              240-1575
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

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                    Fidelity National Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 27, 1997                 By  M. Howard Griffith, Jr.
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                                      Title: Chief Financial Officer
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                                  ATTACHMENT A
                                 TO FORM 12B-25

                          FIDELITY NATIONAL CORPORATION


      The Company's results of operations for the nine months ended September 30, 1996, as reported on its quarterly reports on Form 10-Q, reflect a significant decline in earnings from the comparable period of 1995. The results of operations for the fourth quarter of 1996 will reflect a continuing decline in the results of operations compared to 1995. Therefore, the results of operations for 1996 will reflect a significant adverse change from the corresponding 1995 period.